Mullan Agritech, Inc.

Quastisky Building, PO Box 4389, Road Town

Tortola, British Virgin Islands

September 10, 2014

Via EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Mullan Agritech, Inc.

Amendment No.2 to Registration Statement on Form 10-12G Filed

November 14, 2013

File No. 000-55007

Dear Mr. Anderegg:

We hereby submit the responses of Mullan Agritech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 9, 2013, to Lirong Wang of the Company in regard to the above-referenced Registration Statement on Form 10-12G filed on November 14, 2013 (“Form 10”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 3 to the Form 10 (“Amendment No. 3”), filed with the Securities and Exchange Commission on September 10, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10, as amended by the amendment(s).

General

1.	We note your response to comment 2 in our letter dated October 2, 2013. Please augment your disclosure to disclose the fact that you would not provide a target company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction that includes Form 10 information regarding the private company.

Response: We have revised our disclosure to add that we would not provide a target company with a shareholder base and our obligation to file a Form 8-K in connection with such a transaction that includes Form 10 information regarding the private company.

Report of Independent Registered Public Accounting Firm, page F-12

2.	We reviewed your response to prior comment five in our letter dated October 2, 2013 and the revisions to your audit report. The auditor’s report does not reference the appropriate period from January 31, 2011 (inception) to the latest fiscal year-end for the statements of operations, changes in stockholders’ equity and cash flows. Please ensure that your independent accountant has audited amounts as of December 31, 2012 and 2011, and for the year ended December 31, 2012, the period from January 31, 2011 to December 31, 2011 and the period from January 31, 2011 to December 31, 2012 and if so, makes reference as such in their report.

Response: We have revised to include updated financials for the fiscal years ended December 31, 2013 and 2012 and for the period from January 31, 2011(Inception) through December 31, 2013 and made relevant reference in the auditor’s report.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lirong Wang
Lirong Wang
President